SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )

                          Cybershop International, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                          Common stock, par value $.001
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    23251X105
              ----------------------------------------------------
                                 (CUSIP Number)

                                 Ian S. Phillips
                               The Magellan Group
                               137 Rowyaton Avenue
                           Rowyaton, Connecticut 06853
                                 (203) 831-9110

                                 with a copy to:

                             Stephen H. Gross, Esq.
                      Feltman, Karesh, Major & Farbman, LLP
                                 152 W. 57th St.
                            New York, New York 10019
                                 (212) 586-3800
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 4, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 5 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232-51-X105             SCHEDULE 13D                Page 2 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ian S. Phillips
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               510,000
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        510,000
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      510,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 232-51-X105             SCHEDULE 13D                Page 3 of 5 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Howard J. Kuntz, III
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      SC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               490,000
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        490,000
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      490,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 5 Pages

Item 1. Security and Issuer

      Common stock of Cybershop International, Inc., par value $.001 per share, a Delaware corporation (the "Company"). The principal executive office of the Company is located at 116 Newark Avenue, Jersey City, NJ 07302.


Item 2. Identity and Background

Ian S. Phillips' address is 33 Wilson Ave., Rowayton, CT 06853. Mr. Phillips is a Director of the Company, and Chief Executive Officer of MG Acquisition Corp., a wholly-owned subsidiary of the Company. During the last five years, Mr. Phillips has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Howard J. Kuntz, III's address is 4 Point Rd., Wilson Point, South Norwalk, CT 06854. Mr. Kuntz is President of of MG Acquisition Corp., a wholly-owned subsidiary of the Company. During the last five years, Mr. Kuntz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      The common stock held by Mr. Phillips and Mr. Kuntz was acquired by them in exchange for shares in the Magellan Group, Inc., a Connecticut corporation wholly owned by Mr. Phillips and Mr. Kuntz. Mr. Phillips and Mr. Kuntz had acquired the stock of the Magellan Group, Inc., with personal funds and working capital.

Item 4. Purpose of transaction

Mr. Phillips and Mr. Kuntz are parties to an Agreement and Plan of Merger (the "Agreement"), dated as of June 1, 1999, by an among Ian S. Phillips, Howard J. Kuntz, III, the Company, MG Acquisition Corp., a wholly-owned subsidiary of the Company, and the Magellan Group, Inc., a Connecticut corporation. A copy of the Agreement is attached hereto as Exhibit 99.2 and its terms are incorporated herein by reference. Pursuant to the Agreement, Mr. Phillips and Mr. Kuntz agreed to received 510,000 shares (together with $2,550,000 in cash) and 490,000 shares (together with $2,450,000 in cash) respectively in exchange for all shares of the Magellan Group, Inc. Pursuant to the Agreement, Mr. Phillips became a director of the Company and Mr. Phillips and Mr. Kuntz became officers of MG Acquisition Corp. At the time of the exchange for the common stock of the Company, none of the common stock of the Company held by Mr. Phillips or Mr. Kuntz had been registered pursuant to Section 12 of the Securities and Exchange Act of 1933.

Item 5.  Interest in the Securities of the Issuer

Mr. Phillips owns 510,000 shares of common stock of the Company representing approximately 5.9% of the issued and outstanding common stock, based upon 8,582,714 issued and outstanding shares of common stock of the Company. These shares, along with $2,550,000 in cash, were exchanged pursuant to the Agreement as of June 4, 1999, for 102 shares of the Magellan Group, Inc.

Mr. Kuntz owns 490,000 shares of common stock of the Company representing approximately 5.7% of the issued and outstanding common stock, based upon 8,582,714 issued and outstanding shares of common stock as reported by the Company. These shares, along with $2,450,000 in cash, were exchanged pursuant to the Agreement as of June 4, 1999, for 98 shares of the Magellan Group, Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

See Item 4(a). Pursuant to Section 7.1(b) of the Agreement, as of July 1, 1999, the Company shall commence the registration of 150,000 of the unregistered shares issued by the Company to Mr. Phillips and Mr. Kuntz as part of the purchase price paid to them for the Magellan Group, Inc. Mr. Phillips and Mr. Kuntz shall be able to include any portion of the unregistered common stock of the Company then owned by them in any underwritten public offering of the Company's stock.

Item 7. Material to be filed as Exhibits

Exhibit 99.1 Joint Filing Agreement between Ian S. Phillips and Howard J. Kuntz, III.

Exhibit 99.2 Agreement and Plan of Merger dated as of June 1, 1999, between Ian
S. Phillips, Howard J. Kuntz III, Cybershop International, Inc., MG Acquisition Corp., and the Magellan Group, Inc.

|_|
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: June 15, 1999                       /s/ Ian S. Phillips
                                        ----------------------------------------
                                        Ian S. Phillips

                                          /s/ Howard J. Kuntz, III
                                        ----------------------------------------
                                        Howard J. Kuntz, III


                                     Page 5